Cardiol Therapeutics Announces Year-End 2024 Update on Operations

Reported positive data from the Phase II MAvERIC-Pilot study investigating the impact of CardiolRx™
administered to patients with symptomatic recurrent pericarditis; results support advancing to the Phase
III MAVERIC trial

Completed patient enrollment in the Phase II ARCHER trial evaluating CardiolRx™ in patients with acute myocarditis, with topline data expected in Q2 2025

CardiolRx™ granted U.S. FDA Orphan Drug Designation for the treatment of pericarditis, which includes recurrent pericarditis

Cash and cash equivalents of $30.6 million as of December 31, 2024, to fund operations into Q3 2026

Toronto, ON - April 1, 2025 - Cardiol Therapeutics Inc. (NASDAQ: CRDL) (TSX: CRDL) ("Cardiol" or the "Company"), a clinical-stage life sciences company focused on developing anti-inflammatory and anti-fibrotic therapies for the treatment of heart disease, announced today its year-end 2024 update on operations following the filing of its audited Financial Statements and Management's Discussion and Analysis for the year ended December 31, 2024. Both are available under the Company's profile on EDGAR at www.sec.gov, on SEDAR+ at sedarplus.ca and on the Company's website at cardiolrx.com.

"Cardiol Therapeutics achieved significant milestones during 2024 which have supported advancing CardiolRx into the Phase III MAVERIC trial in recurrent pericarditis - a debilitating heart disease that remains underserved by available medicine," said David Elsley, President and Chief Executive Officer of Cardiol Therapeutics. "We are very encouraged by the compelling Phase II data presented at the American Heart Association Scientific Sessions 2024, demonstrating that CardiolRx™ reduced pericarditis pain, inflammation, and episodes of recurrence in patients presenting with a high degree of disease burden. We were also pleased that our Phase II ARCHER trial surpassed expectations by completing patient enrollment ahead of schedule, positioning the Company to report topline data in Q2. With operations funded into the second half of 2026, we remain committed to advancing our late-stage clinical development pipeline in pericarditis and myocarditis, and to progressing the IND-enabling program to support the clinical development of CRD-38 for heart failure. We would like to express our sincere gratitude to our clinical collaborators and patients whose support has enabled our progress."

Key Highlights:

MAVERIC Program in Recurrent Pericarditis

  In February 2024, CardiolRx™ was granted Orphan Drug Designation by the United States Food and Drug Administration for the treatment of pericarditis, which includes recurrent pericarditis. Pericarditis refers to inflammation of the pericardium (the membrane or sac that surrounds the heart) frequently resulting from a viral infection. Following that initial episode patients may have multiple recurrences, and the primary goal of treatment is recurrence prevention. Symptoms include debilitating chest pain, shortness of breath and fatigue, resulting in physical limitations, reduced quality of life, emergency department visits, and hospitalizations. Pericarditis affects approximately 160,000 individuals in the United States annually, with 38,000 suffering from recurrent episodes.
  In June 2024, Cardiol reported topline 8-week clinical data from its Phase II MAvERIC-Pilot study demonstrating a marked reduction in pericarditis pain, and in November 2024, the Company reported full results from the study concurrent with the American Heart Association Scientific Sessions 2024 ("AHA 2024"). The data were included in an oral presentation as part of the Laennec Clinician-Educator Award & Lecture at the AHA 2024. Dr. S. Allen Luis, Co-Director of the Pericardial Diseases Clinic and Associate Professor of Medicine in the Department of Cardiovascular Medicine at the Mayo Clinic, presented on behalf of the MAvERIC-Pilot investigators. MAvERIC-Pilot enrolled 27 participants with symptomatic recurrent pericarditis at eight clinical sites across the United States. The results showed that patients, despite the severity of their disease, experienced marked, rapid, and durable reductions in both pericarditis pain and inflammation and importantly these reductions were maintained throughout the 6-month study. In addition, the results demonstrated a notable reduction in pericarditis episodes per year. Treatment with CardiolRx™ was shown to be safe and well tolerated.
  Based on the compelling results from MAvERIC-Pilot, in October 2024, Cardiol announced advancing to the Phase III MAVERIC trial, a randomized, double-blind, placebo-controlled trial expected to enroll 110 patients at high risk for disease recurrence at approximately 20 clinical sites in the United States and Europe. The primary clinical objective of the trial will be to assess the impact of CardiolRx™ versus placebo on freedom from a new episode of recurrent pericarditis. Other clinical endpoints of interest include time to a new episode of pericarditis recurrence, and changes in patient-reported pericarditis chest pain score and the inflammatory marker C-reactive protein.

ARCHER Trial in Acute Myocarditis

  In May 2024, the ARCHER trial was the subject of an oral presentation at the World Congress on Acute Heart Failure 2024 in Lisbon, Portugal, at the annual congress of the Heart Failure Association of the European Society of Cardiology ("ESC"). The trial design and rationale were presented by Univ.-Prof. Dr. med. Carsten Tschöpe from the Berlin Institute of Health - Charité, on behalf of the ARCHER Study Group, an independent steering committee comprising distinguished thought leaders in heart failure and myocarditis from international centers of excellence. Concurrent with the presentation the journal ESC Heart Failure, which is dedicated to advancing knowledge about heart failure worldwide, accepted the manuscript describing the rationale and design of the ARCHER trial and it was published in June 2024.
  In September 2024, Cardiol announced the completion of patient enrollment in ARCHER with topline results expected to be reported in Q2 2025. ARCHER enrolled over 100 patients at 34 clinical sites in the United States, Canada, France, Brazil, and Israel. The two primary outcome measures of the trial consist of myocardial magnetic resonance imaging parameters: global longitudinal strain and extra-cellular volume, which measure heart dysfunction and edema/fibrosis, respectively. Each of these parameters has been shown to associate with adverse outcomes and predict long-term prognosis in patients with acute myocarditis. There are no FDA-approved therapies for myocarditis, and it remains an important cause of acute and fulminant heart failure and is a leading cause of sudden cardiac death in people under 35 years of age.

CRD-38 Pre-Clinical Development

  In February 2025, Cardiol announced the publication of research in the Journal of the American College of Cardiology: Basic to Translational Science, titled "Cannabidiol Prevents Heart Failure Dysfunction and Remodeling Through Preservation of Mitochondrial Function and Calcium Handling" (www.jacc.org/doi/abs/10.1016/j.jacbts.2024.12.009). This research was conducted by scientists from Tecnológico de Monterrey who, together with researchers from the DeBakey Heart and Vascular Center in Houston, TX, are collaborating with Cardiol on the development of the Company's proprietary subcutaneous formulation of cannabidiol, CRD-38, to treat heart failure with preserved ejection fraction. This common form of heart failure remains a leading cause of hospitalization worldwide and is associated with a five-year mortality that exceeds 75% in hospitalized patients.
  These newly published data demonstrate that pharmaceutically manufactured cannabidiol, administered subcutaneously, provides cardioprotection in a pre-clinical model of heart failure by improving cardiac function and reducing cardiac hypertrophy, remodeling, inflammation, and cell death, and provides additional important rationale for the development of CRD-38 as a new approach to the treatment of heart failure.

Capital Management

  In October 2024, Cardiol successfully closed a public offering for gross proceeds of US$15,525,000. Cash and cash equivalents were $30.6 million as of December 31, 2024. Based on current projections, the Company believes current cash will fund operations and capital requirements, associated with achieving corporate milestones into Q3 2026.

Outlook

During the next 12 - 18 months, the Company expects to achieve a number of significant corporate milestones, including:

  Enrollment of first patient in the Phase III MAVERIC clinical trial evaluating CardiolRx™ in pericarditis patients at high risk for disease recurrence. MAVERIC has been designed in collaboration with experts in pericarditis from around the world and, subject to study outcomes, is expected to support a New Drug Application with the FDA. The Company anticipates achieving 50% of patient enrollment during H2 2025 and completing patient enrollment in H1 2026.

  Report topline date from the Phase II ARCHER trial investigating the impact of CardiolRx™ on myocardial recovery in patients with acute myocarditis. ARCHER results are expected to further inform the cardiology community concerning the anti-fibrotic and anti-inflammatory effects of CardiolRx™.
  Based on recent data published in the Journal of the American College of Cardiology that provides new insights concerning the ability of CRD-38 to protect cardiomyocytes (the muscle cells of the heart) and preserve mitochondrial function (the energy-producing structures in cardiac cells), the Company will advance the IND-enabling work necessary to support the clinical development of CRD38 for heart failure.

About Cardiol Therapeutics

Cardiol Therapeutics Inc. (NASDAQ: CRDL) (TSX: CRDL) is a clinical-stage life sciences company focused on developing anti-inflammatory and anti-fibrotic therapies for the treatment of heart disease. The Company's lead small molecule drug candidate, CardiolRx™ (cannabidiol) oral solution, is pharmaceutically manufactured and in clinical development for use in the treatment of heart disease. It is recognized that cannabidiol modulates activation of the inflammasome pathway, an intracellular process known to play an important role in the development and progression of inflammation and fibrosis associated with myocarditis, pericarditis, and heart failure.

Cardiol has received Investigational New Drug Application authorization from the United States Food and Drug Administration ("US FDA") to conduct clinical studies to evaluate the efficacy and safety of CardiolRx™ in two diseases affecting the heart: recurrent pericarditis and acute myocarditis. The MAVERIC Program in recurrent pericarditis, an inflammatory disease of the pericardium which is associated with symptoms including debilitating chest pain, shortness of breath, and fatigue, and results in physical limitations, reduced quality of life, emergency department visits, and hospitalizations, comprises the completed Phase II MAvERIC-Pilot study (NCT05494788) and the ongoing Phase III MAVERIC trial (NCT06708299). The ongoing ARCHER trial (NCT05180240) is a Phase II study in acute myocarditis, an important cause of acute and fulminant heart failure in young adults and a leading cause of sudden cardiac death in people less than 35 years of age. The US FDA has granted Orphan Drug Designation to CardiolRx™ for the treatment of pericarditis, which includes recurrent pericarditis.

Cardiol is also developing CRD-38, a novel subcutaneously administered drug formulation intended for use in heart failure - a leading cause of death and hospitalization in the developed world, with associated healthcare costs in the United States exceeding $30 billion annually.

For more information about Cardiol Therapeutics, please visit cardiolrx.com.

Cautionary statement regarding forward-looking information:

This news release contains "forward-looking information" within the meaning of applicable securities laws. All statements, other than statements of historical fact, that address activities, events, or developments that Cardiol believes, expects, or anticipates will, may, could, or might occur in the future are "forward-looking information". Forward looking information contained herein may include, but is not limited to statements regarding the Company's focus on developing anti-inflammatory and anti-fibrotic therapies for the treatment of heart disease, the molecular targets and mechanism of action of the Company's product candidates, the Company's intended clinical studies and trial activities and timelines associated with such activities, including the Company's plan to complete the Phase III study in recurrent pericarditis with CardiolRx, the Company's plan to advance the development of CRD-38, a novel subcutaneous formulation of cannabidiol intended for use in heart failure, the Company's expectation that operations will be funded into Q3 2026, the Company's expectation of reporting ARCHER topline data in Q2 2025 and the Company's expectation that it will achieve significant corporate milestones during the next 12 - 18 months. Forward-looking information contained herein reflects the current expectations or beliefs of Cardiol based on information currently available to it and is based on certain assumptions and is also subject to a variety of known and unknown risks and uncertainties and other factors that could cause the actual events or results to differ materially from any future results, performance or achievements expressed or implied by the forward looking information, and are not (and should not be considered to be) guarantees of future performance. These risks and uncertainties and other factors include the risks and uncertainties referred to in the Company's Annual Information Form and Annual Report on Form 40-F filed with the U.S. Securities and Exchange Commission and Canadian securities regulators on March 31, 2025, as well as the risks and uncertainties associated with product commercialization and clinical studies. These assumptions, risks, uncertainties, and other factors should be considered carefully, and investors should not place undue reliance on the forward-looking information, and such information may not be appropriate for other purposes. Any forward-looking information speaks only as of the date of this press release and, except as may be required by applicable securities laws, Cardiol disclaims any intent or obligation to update or revise such forward-looking information, whether as a result of new information, future events, or results, or otherwise. Investors are cautioned not to rely on these forward-looking statements and are encouraged to read the Supplement, the accompanying Base Prospectus and the documents incorporated by reference therein.

For further information, please contact:

Trevor Burns, Investor Relations +1-289-910-0855

trevor.burns@cardiolrx.com